May 1, 2009


Division of Investment Management
Securities & Exchange Commission
Washington, D.C.

                  Re:      Request for Withdrawal of EDGAR Filing
                           Sentry Variable Life Account I
                           1933 Act No. 002-98441


Company:           Sentry Variable Life Account I

CIK:               0000771440

Accession Number:  0000771440-09-000017

Submission Type:   497

This filing is being withdrawn because it contains incomplete information. The portfolio name and investment objective change from Janus Aspen Series Large Cap Growth Portfolio to Janus Portfolio needs to be included in the supplement to the prospectus.

This request for withdrawal is being made pursuant to Securities Act Rule 477.


Thank you.

Sue Phillips
Director of Corporate Compliance
Sentry Insurance
1800 North Point Drive
Stevens Point, WI  54481
Phone:  715-346-6383
Email:  sue.phillips@sentry.com